EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-150024 on Form S-3 of our reports dated February 27, 2010   relating to the consolidated financial statements (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the change in method of accounting for fair value measurements in 2008), financial statement schedule, and internal controls over financial reporting of Public Service Company of New Mexico and subsidiaries, appearing in this Annual Report on Form 10-K of Public Service Company of New Mexico and subsidiaries for the year ended December 31, 2009.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
February 27, 2010